03013239

[redacted]

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2003

SEC FILE NUMBER
8- 00071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARDS, MERRILL& PETERSON, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SKYWALK, US BANK BLDG
(No. and Street)

SPOKANE, WA 99201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM MCDONALD (509) 624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEMASTER & DANIELS PLLC
(Name – *if individual, state last, first, middle name*)

601 W. RIVERSIDE, STE 700 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 10 2003

OATH OR AFFIRMATION

I, STEVE LARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARDS, MERRILL & PETERSON, INC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM McDONALD NOTARY EXP. 9/20/03 PUBLIC SPOKANE COUNTY, WASHINGTON

[Signature]
Signature

PRESIDENT
Title

Tom McDonald
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARDS, MERRILL & PETERSON, INC.

Financial Statements and
Independent Auditors' Report

December 31, 2002

Richards, Merrill & Peterson, Inc.

Contents

	Page
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS:	
Statement of financial condition	3
Statement of income	4
Statement of changes in stockholders' equity	5
Statement of changes in liabilities subordinated to claims of general creditors	6
Statement of cash flows	7
Notes to financial statements	8-10
SUPPLEMENTAL INFORMATION:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation of computation of aggregate indebtedness and net capital with that of the registrant as filed in part II of Form X-17A-5	13
Computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission	14
Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission	15
Independent auditors' report on internal control required by SEC Rule 17a-5	16-17

LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
January 17, 2003

Richards, Merrill & Peterson, Inc.

Statement of Financial Condition — December 31, 2002

Assets

Cash		$ 923,195
Cash segregated under federal regulations		16,296
Receivable from customers		71,983
Receivable from brokers		2,717
Dividends and interest receivable		11,504
Federal income tax receivable		35,244
Secured demand note, collateralized by marketable securities		100,000
Furniture and equipment, at cost, less accumulated depreciation of $200,897		43,905
Other assets		14,609
		$ 1,219,453

Liabilities and Stockholders' Equity

LIABILITIES:		
Payable to customers		$ 153,708
Accounts payable and accrued liabilities		19,452
Due to brokers		1,573
Federal income tax, deferred		5,300
		180,033
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		100,000
Total liabilities		280,033
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Common stock – 50,000 shares, $1 par value, authorized; 1,155 shares issued and outstanding	$ 1,155	
Additional paid-in capital	136,133	
Retained earnings	802,132	
Total stockholders' equity		939,420
		$ 1,219,453

See accompanying notes to financial statements.

Richards, Merrill & Peterson, Inc.

Statement of Income — Year Ended December 31, 2002

COMMISSION INCOME		$ 2,042,256
EXPENSES:		
Commissions	$ 1,115,420	
Employee compensation	227,030	
Occupancy	65,268	
Taxes other than income taxes	105,779	
Communications	49,150	
Interest	10,291	
Other operating expenses	446,070	
		2,019,008
INCOME FROM OPERATIONS		23,248
OTHER INCOME:		
Interest and dividends earned	5,525	
Other	7,075	
		12,600
INCOME BEFORE INCOME TAX		35,848
FEDERAL INCOME TAX EXPENSE (BENEFIT):		
Current	5,084	
Deferred	(2,000)	
		3,084
NET INCOME		$ 32,764

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCES, BEGINNING OF YEAR	$ 1,155	$ 136,133	$ 769,368	$ 906,656
ADD:				
Net income	-	-	32,764	32,764
BALANCES, END OF YEAR	$ 1,155	$ 136,133	$ 802,132	$ 939,420

See accompanying notes to financial statements.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors — Year Ended December 31, 2002

SUBORDINATED LIABILITIES, JANUARY 1, 2002	$ 150,000
AMOUNTS REPAID PURSUANT TO SUBORDINATION AGREEMENTS	(50,000)
NEW SUBORDINATION AGREEMENTS	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2002	$ 100,000

Richards, Merrill & Peterson, Inc.

Statement of Cash Flows — Year Ended December 31, 2002

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 32,764
Adjustments to reconcile net income to net cash provided by operating activities:	
Cash segregated under federal regulations	83,869
Depreciation	22,149
Decrease (increase) in assets:	
Receivable from customers	(56,862)
Dividends and interest receivable	3,542
Federal income tax receivable	(3,744)
Other assets	(2,606)
Increase (decrease) in liabilities:	
Payable to customers	40,610
Accounts payable and accrued liabilities	3,223
Due to brokers	(641)
Federal income tax, deferred	(2,000)
Net cash provided by operating activities	120,304
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,013)
NET INCREASE IN CASH	118,291
CASH, BEGINNING OF YEAR	804,904
CASH, END OF YEAR	$ 923,195

Supplemental Disclosures of Cash Flows Information:

Cash paid for interest	$ 10,291
Cash paid for income taxes	$ 8,828
Noncash financing activities:	
Reduction in secured demand note and subordinated debt	$ 50,000

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Richards, Merrill & Peterson, Inc. (the Company) is a registered broker/dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

Summary of Significant Accounting Policies:

a. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

b. Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of 5 to 7 years. Depreciation expense for the year ended December 31, 2002, was $ 22,149.

c. Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year-end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

d. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Borrowing under subordination agreements at December 31, 2002, was as follows:

Stockholders, interest bearing at 9.5%, due February 1, 2003	$ 100,000

The above notes are secured by marketable securities. Interest paid in 2002 was approximately $10,000.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc., and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, the amount may not be repaid (see note 3).

NOTE 3 — NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At December 31, 2002, the Company had net capital of $918,586, which was $668,586 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

NOTE 4 — CASH SEGREGATED UNDER FEDERAL REGULATIONS:

Under Rule 15c3-3 of the Securities and Exchange Commission, cash of $16,296 has been segregated in a special reserve bank account for the benefit of customers.

NOTE 5 — SECURITIES OWNED:

The Company did not own any securities at December 31, 2002.

NOTE 6 — LINE OF CREDIT:

The Company has available a $1,000,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate. The agreement expires March 31, 2003. No borrowings were outstanding at December 31, 2002.

NOTE 7 — DEFINED CONTRIBUTION 401(k) PLAN:

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 17% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2002, the Company contributed $46,565.

NOTE 8 — CONCENTRATION OF CREDIT RISK:

The Company occasionally carries balances in excess of $100,000 with one financial institution. The Federal Deposit Insurance Corporation insures such balances up to $100,000.

NOTE 9 — LEASE AGREEMENT:

The Company is leasing office space on a month-to-month basis. Monthly rental beginning January 1, 2003, is $5,606.

NOTE 10 — INCOME TAXES:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax return. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The deferred tax liability at December 31, 2002, relates to differences between book and tax depreciation.

NOTE 11 — NASD PUBLIC DISCLOSURE PROGRAM:

The National Association of Security Dealers, Inc. (NASD) has created the Public Disclosure Program. This program allows investors to learn about the professional background, business practices, and conduct of NASD member firms or its brokers. To request disclosable information under this program, call (800)289-9000, a toll-free hotline number operated by the NASD, or visit the NASD Regulation website at www.nasdr.com. For additional information concerning this program, NASD has created an investor brochure that can be obtained by calling the hotline number or visiting its website.

SUPPLEMENTAL INFORMATION

Richards, Merrill & Peterson, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

NET CAPITAL:		
Total stockholders' equity		$ 939,420
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
		1,039,420
Deduct nonallowable assets:		
Furniture and equipment	$ 43,905	
Other assets (including accounts doubtful of collection)	76,929	
		120,834
NET CAPITAL		$ 918,586
AGGREGATE INDEBTEDNESS:		
Total liabilities		$ 280,033
Deduct, allowable subordinated liabilities		(100,000)
Deduct, deferred federal income tax		(5,300)
Deduct, adjustments based upon deposits in Special Reserve Bank Account		(16,296)
TOTAL AGGREGATE INDEBTEDNESS		$ 158,437
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital		$ 918,586
Minimum net capital required		250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 668,586
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.17 to 1

See accompanying independent auditors' report.

Reconciliation of Computation of Aggregate Indebtedness and Net Capital With That of the Registrant as Filed in Part II of Form X-17A-5

December 31, 2002

AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness as reported by registrant	$ 158,437
Net audit adjustments	-
Aggregate indebtedness as computed on page 12	$ 158,437
NET CAPITAL:	
Net capital as reported by registrant	$ 918,586
Net audit adjustments	-
Net capital as computed on page 12	$ 918,586

See accompanying independent auditors' report.

Richards, Merrill & Peterson, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 153,708
Customers' securities failed to receive	1,573
Total credits	$ 155,281
DEBIT BALANCES:	
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection	$ 56,411
RESERVE COMPUTATION:	
Excess credits over debits	$ 98,870
Required deposit	$ 103,813
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002:	
Excess of credits over debits on Company's Form X-17A-5 Part II	$ 98,870
Audit adjustments	-
EXCESS OF CREDITS OVER DEBITS AS SHOWN ABOVE	$ 98,870
Amount held on deposit	$ 16,296
Amount deposited into account *	125,000
New amount in reserve bank account	$ 141,296

* Deposit made on 1/2/2003

No material differences existed in the reconciliation of the audited computation of 15c3-3 reserve requirement and the broker-dealer's corresponding unuaudited Part II.

See accompanying independent auditors' report.

Richards, Merrill & Peterson, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

1. Customers fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

Amount	$ -
Number of items	-

2. Customers fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.

Amount	$ -
Number of items	-

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Richards, Merrill & Peterson, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: [1] making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); [2] making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; [3] complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and [4] obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Spokane, Washington
January 17, 2003